

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commiss
Office of International Corporate Fi
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549



6 February 2007

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

22-Dec-06	Treasury Shares and Total Voting Rights
08-Jan-07	Director/PDMR Shareholding
19-Jan-07	Total Voting Rights
22-Jan-07	Treasury Shares
26-Jan-07	Conversion of securities and total voting rights
31-Jan-07	Q4 New Business Results
31-Jan-07	Total Voting Rights
01-Feb-07	Holding in Company

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.

PROCESSED
FEB 21 2007
THOMSON FINANCIAL



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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares and Total Voting Rights
Released	10:05 22-Dec-06
Number	PRNUK-2212

Treasury Shares and Total Voting Rights

22 December 2006

Friends Provident plc announces that following the transfer of 33,315 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme, the Friends Provident plc Executive Share Option Scheme and the Deferred Share Plan, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each, of which 22,630,083 shares are held in treasury.

Accordingly, the Company's capital now consists of 2,116,514,876 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Friends Provident plc under the FSA's Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	16:03 08-Jan-07
Number	PRNUK-0801

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

8 January 2007

Friends Provident plc announces the transfer of 17,833 treasury shares on 8 January 2007 to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £2.1925 per share to satisfy its obligation to issue shares to SIP participants in December 2006. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 17,833 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 4 January 2007	Total no. of shares held by directors and Connected Persons
A R G Gunn	57	105,603
K Satchell	57	207,871

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 4 January 2007	Total no. of shares held by directors and Connected Persons
S J Clamp	57	4,105
A P Jackson	57	8,474
R Sepe	57	10,896
J Stevens	57	10,140
P T Tunnicliffe	57	9,280

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 11,242 shares out of the 1,732,257 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 22,612,250 shares are held in treasury.

Accordingly, the Company's capital now consists of 2,116,532,709 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculation by which they will determine if they are

required to notify their interest in, or a change to their interest in, Friends Provident plc under the FSA's Disclosure and Transparency Rules.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Total Voting Rights
Released	12:45 19-Jan-07
Number	PRNUK-1901

Total voting rights

19 January 2007

In conformity with the Transparency Directive's transitional provision 6, we would like to notify the market of the following.

At close of business on 18 January 2007, the issued share capital of Friends Provident plc (the 'Company') is 2,139,144,959 ordinary shares of 10p each of which 22,612,250 shares are held in treasury.

Accordingly, the Company's capital now consists of 2,116,532,709 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Gordon Ellis

Group Secretary

Friends Provident plc

Tel. No. 01306 654 802

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares
Released	16:28 22-Jan-07
Number	PRNUK-2201

Treasury Shares and Total Voting Rights

22 January 2007

Friends Provident plc (the `Company') announces that following the transfer of 96,869 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each, of which 22,515,381 shares are held in treasury.

Accordingly, the Company's capital now consists of 2,116,629,578 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Conversion of Securities and Total Voting Rights
Released	16:28 26-Jan-07
Number	PRNUK-2601

Friends Provident plc

26 January 2007

Conversion of Securities and Total Voting Rights

On 26 January 2007, Friends Provident plc (the 'Company') has increased its issued share capital by the creation of 584 new ordinary shares of 10p each, credited as fully paid, following the conversion of £1000 nominal of the Company's 5.25% Convertible Bonds due 2007 (the 'Bonds'). Application has been made to the UK Listing Authority for admission of such shares to the Official List and to the London Stock Exchange for admission to trading. It is expected that the admission will become effective and dealings in such shares will commence on 31 January 2007.

Following the increase of the issued share capital, the Company's issued share capital now consists of 2,139,145,543 ordinary shares of 10p each, of which 22,515,381 are treasury shares. Accordingly, the Company's capital now consists of 2,116,630,162 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Gordon Ellis

Group Secretary

Friends Provident plc

Tel. No. 01306 654 802

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Free annual report

Company	Friends Provident PLC
TIDM	FP.
Headline	Q4 New Business
Released	07:05 31-Jan-07
Number	4148Q

RNS Number:4148Q
Friends Provident PLC
31 January 2007

31 January 2007

Friends Provident reports strong 2006 sales growth

Total life and pensions new business (on a PVNBP1 basis) for 2006 increased by 31% to £7,074 million (2005: £5,397m). New business in the fourth quarter increased year-on-year by 18% to £2,445 million (2005: £2,071m).

UK life and pensions highlights:

- Total UK new business up 30% to £4,162 million (2005: £3,192m)
- Group pensions up 46% to £2,298 million (2005: £1,577m)
- Protection up 8% to £432 million (2005: £400m)
- Investment up 2% to £687 million (2005: £672m)
- Individual pensions (excluding DWP rebate premiums) up 74% to £336 million (2005: £193m)

International life and pensions highlights:

- Total international new business up 32% to £2,912 million (2005: £2,205m)
- Lombard up 40% to £2,089 million (2005: £1,497m)
- Friends Provident International (FPI) up 16% to £823 million (2005: £708m)

Ben Gunn, chief executive of Friends Provident Life and Pensions, said:

"We have made significant progress in 2006 and performed very well in many of our key markets.

The UK result was underpinned by the 46% increase in group pensions sales, a superb result arising from the combination of our established reputation for service and developments in the pensions market. We also continued to attract new distribution partners. Sales in both of our International businesses were up on 2005, particularly Lombard which experienced exceptional sales growth. FPI saw record sales in the first half with slower business in the second, reflecting trends in its key markets.

"These results reflect ongoing commitment to our service-led strategy across our UK and International operations. This has enabled us to raise the bar in 2006 and post strong comparatives for 2007. This sales growth positions us well towards achieving our 2008 new business profit target in the UK. We also see good prospects for further growth in our International operations."

\- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	0845 641 7814
Chris Ford	Friends Provident plc	0845 641 7832
Sandra Grandison	Friends Provident plc	0845 641 7834
Vanessa Neill	Finsbury Limited	020 7251 3801

Ref: H015

Notes to Editors:

1. New business is reported on the Present Value of New Business Premiums (PVNBP) basis, which represents new single premiums plus the expected present value of new business regular premiums. A table detailing sales on an Annualised Premium Equivalent (APE) basis (annualised new regular premiums plus 10% of single premiums) is at the back of this announcement.

2. Financial reporting dates

F&C Asset Management plc Quarter 4 Funds Under Management	31 January 2007
F&C Asset Management plc Preliminary Results and strategy presentation for analysts	15 March 2007
Friends Provident plc Group Preliminary Results	20 March 2007
F&C Asset Management plc Quarter 1 Funds Under Management	27 April 2007
Friends Provident Life & Pensions Quarter 1 New Business Announcement	27 April 2007
Friends Provident plc Annual General Meeting	24 May 2007

3. Certain statements contained in this announcement constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality, morbidity and persistency; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

Commentary and tables

UK life and pensions

New UK life and pensions business increased by 30% to £4,162m (2005: £3,192m).

Life business

New protection business increased by 8% to £432 million for the year (2005: £400m), and by 7% to £110 million for the fourth quarter (2005: £103m). Competition in this market remains strong. In the first half of the year we adjusted our pricing position to grow our share of the market, and in the second half we have continued to actively manage pricing to maintain position and profitability. Alongside other

providers, we withdrew our pensions term assurance product following the Pre-Budget Report in December, which we expect will only slightly affect future business. Our distribution arrangements with a range of intermediaries have made an increased contribution to new business. We will continue to explore distribution opportunities. In 2007 we also intend to continue growing our share of the group protection market, which accounted for around 10% of our protection sales in 2006. Individual protection market growth will be largely determined by housing market developments and we expect to grow our market share gradually during 2007.

New investment business was up by 2% to £687 million (2005: £672m) with fourth quarter sales down 18% at £155 million (2005: £190m). Sales came under significant pressure in the latter part of the year due to aggressive competitor activity in the form of promotions and structured products. Late in the fourth quarter we began to update our offering by launching more competitive new products including a protected bond and new funds such as external ethical funds. We will also launch a Guaranteed Bond in the first quarter of 2007. Comparatives in the first quarter will be strong and we see this market remaining competitive. We expect these initiatives to contribute as 2007 progresses. In the longer term, the development of Wraps will be important to growth in this market and we are on track to launch our Wrap platform in late 2007.

Pensions business

Group pensions sales were up 46% for the year at £2,298 million (2005: £1,577m). This result was driven by our continued reputation for excellent service, reliability and product flexibility. Our pricing has become increasingly sophisticated, so we are able to identify and price the most attractive, lower risk schemes competitively to grow volume without compromising profitability. Fourth quarter sales were up 44% to £665 million (2005: £46 reflecting the seasonal pattern in this market of strong sales in the second and fourth quarters, and the ongoing heightened activity levels in the market after pensions A-Day. First half 2007 will not benefit from last year's A-Day spike, but there is an underlying growth trend as more retirement provision moves to defined contribution arrangements. Over time, incremental business from existing schemes is expected to reduce the effect of scheme wins in our new business result, making new business figures less volatile.

New individual pensions business (excluding DWP rebate premiums) was up 74% to £336 million (2005: £193m). Distributors continued to increase take-up of the product range, which was relaunched in the first half of 2005. Over 75% of our sales are in the market for single premiums, which we believe is more profitable than that for regular premiums, where commission pressure has eroded margins to a greater extent. The outlook is for steady growth, below the level seen in 2006.

DWP rebate premiums were up by 43% to £154 million (2005:£108m) for the year as a whole, reflecting delay in receipt of some 2005 premiums. We expect a steady decline through to 2012, when the Government has indicated new rebate payments will cease.

New annuity business was up by 5% at £255 million (2005: £242m). Current market pricing levels are not attractive enough for us to seek an increase in our share of this market, but we will continue to keep the balance of risk and reward under active review.

International life and pensions

New international life and pensions business increased 32% to £2,912 million (2005: £2,205m).

Friends Provident International (FPI)

FPI sales were up 16% at £823 million (2005: £708m) for the full year. Fourth quarter sales were down by 16% on a strong 2005 comparative which included the effect of a special offer on savings plans. On a constant currency basis full year FPI sales were up 17% and fourth quarter sales down by 12%, as exchange rate movements late in the year affected sales in Asia. Available market data for our most significant market in Hong Kong, shows particularly strong sales in the second quarter followed by a sharp downward readjustment in the third quart

The pattern of FPI sales through the year reflects this market pattern, with record sales in the first half followed by reduced business in the second half. Recovery in the UK offshore product market following unexpected changes to trust and tax rules in mid-year was also slower than expected.

The comparatives from 2006 for the first half of 2007 will be very strong and it is likely that 2007 sales will be slower for that period. However, the prospects for medium term growth remain very good. A number of enhancements to our core propositions are planned for the first half of 2007. In new markets, pensions products launched in Germany are progressing well and 2007 sales will build on the starting point established in 2006. Developments in Singapore have taken longer than anticipated but we expect the authorities to approve our first product licence in early 2007.

Lombard International (Lombard)

Lombard increased sales by 40% to £2,089 million (2005: £1,497m) and funds under management now exceed €11 billion (2005: €8 billion). Italy continued its strong performance of earlier in the year, as predicted tax changes following the change of Government were confirmed. UK new busine doubled on the back of strong, stable investment markets, and more focus on distribution to hig net worth individuals. A significant amount of large case business came from Latin America, pri Mexico, though the outlook in this territory is uncertain.

2006 was characterised by an increased proportion of large cases (which generally generate lowe profits relative to premium size), and very large cases where this effect is more marked. In addition, the balance of sales between higher and lower margin territories shifted somewhat towards lower margin countries compared to previous reporting periods.

There were a number of significant adverse tax changes announced in the latter part of 2006. These included a legal change in Mexico which has significantly reduced the attractiveness of foreign life policies. Lombard is well equipped to deal with changes of this type. However we expect there to be a short term impact during 2007 leading to slower growth in that year. Growth prospects remain positive over the medium term as a result of continued penetration in European markets and the opening of our Swiss branch.

The final earn-out payment is expected to be in excess of that paid in each of the last two yea (€90m and €85m) but is likely to be less than the maximum possible payment of €160m (a total pa of less than €600m, including the initial consideration of €265m).

About Friends Provident

Friends Provident plc is the holding company of the Friends Provident Group of companies and a member of the FTSE 100. With more than 2.5 million customers the Group employs nearly 5,000 staff in its three core businesses: UK Life & Pensions, International Life & Pensions and Asset Management.

The business was founded in 1832 on Quaker principles and aimed to alleviate the hardship of families facing misfortune. Friends Provident has embraced corporate governance and achieving high standards of corporate behaviour and accountability to both stakeholders and customers is at the heart of our business. In 2001 the company established the grant-making charity The Friends Provident Foundation with the aim to encourage new ways of thinking about how money can be used to solve a wide range of problems.

For more information on Friends Provident including, photos, awards, fast facts, presentations, and media contacts please visit the media section at www.friendsprovident.com/media.

Friends Provident New Life and Pensions Business
12 months to 31 December 2006 vs 12 months to 31 December 2005

	12 months 2006			12 months 2005			% Cha	
	Regular	Single	PVNBP	Regular	Single	PVNBP	Regular	Sin

UK Operations	Prems £m	Prems £m	£m	Prems £m	Prems £m	£m	Prems %	Pr
Life								
Protection	72.0	0.0	432	65.8	0.1	400	9	(1
Ivestment	1.6	676.8	687	1.8	660.3	672	(11)	
	73.6	676.8	1,119	67.6	660.4	1,072	9	
Pensions								
Individual Pensions	16.9	263.1	336	11.6	141.7	193	46	
DWP Rebates	0.0	154.3	154	0.0	107.7	108	-	
Group Pensions	354.8	737.4	2,298	235.0	474.9	1,577	51	
Annuities	0.0	254.7	255	0.0	241.5	242	-	
	371.7	1,409.5	3,043	246.6	965.8	2,120	51	
UK Life and Pensions	445.3	2,086.3	4,162	314.2	1,626.2	3,192	42	
International Operations								
Lombard	0.0	2,089	2,089	0.0	1,497.3	1,497	-	
Friends Provident International	71.1	456.2	823	61.4	386.5	708	16	
Total International Life and Pensions	71.1	2,545.2	2,912	61.4	1,883.8	2,205	16	
Total Group Life and Pensions	516.4	4,631.5	7,074	375.6	3,510	5,397	37	

Effect of currency movements

All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate. The estimated new business assuming constant currency rates would be as follows:

	2006 £m	2005 (as reported) £m	Change %
Lombard	2,132	1,497	42
Friends Provident International	826	708	17
Total International Life and Pensions	2,977	2,205	35

Friends Provident New Life and Pensions Business

3 months to 31 December 2006 vs 3 months to 31 December 2005

	Q4 2006			Q4 2005			% Cha	
UK Operations	Regular Prems £m	Single Prems £m	PVNBP £m	Regular Prems £m	Single Prems £m	PVNBP £m	Regular Prems %	Sing Pre
Life								
Protection	18.1	0.0	110	16.0	0.0	103	13	
Investment	0.4	153.4	155	0.3	187.7	190	33	(

	18.5	153.4	265	16.3	187.7	293	13	(
Pensions								
Individual Pensions	5.7	84.4	106	2.6	43.4	53	119	
DWP Rebates	0.0	19.0	19	0.0	64.1	64	-	(
Group Pensions	87.4	281.5	665	70.6	169.8	462	24	
Annuities	0.0	67.7	68	0.0	46.2	46	-	
	93.1	452.6	858	73.2	323.5	625	27	
UK Life and Pensions	111.6	606	1,123	89.5	511.2	918	25	
International Operations								
Lombard	0.0	1,134	1,134	0.0	927.9	928	-	
Friends Provident International	17.3	83.7	188	20.6	117.2	225	(16)	(
Total International Life and Pensions	17.3	1,217.7	1,322	20.6	1,045.1	1,153	(16)	
Total Group Life and Pensions	128.9	1,823.7	2,445	110.1	1,556.3	2,071	17	

Effect of currency movements

All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate. The estimated new business assuming constant currency rates would be as follows:

	Q4 2006	Q4 2005 (as reported)	Change
	£m	£m	%
Lombard	1,179	928	27
Friends Provident International	197	225	(12)
Total International Life and Pensions	1,376	1,153	19

PVNBP by operations

12 months to 31 December 2006 vs 12 months to 31 December 2005

	12 months 2006		12 months 2005	
	£m	%	£m	%
UK	4,162	58.8	3,192	59.1
Lombard	2,089	29.6	1,497	27.7
Friends Provident International	823	11.6	708	13.1
International	2,912	41.2	2,205	40.9

3 months to 31 December 2006 vs 3 months to 31 December 2005

Q4 2006 Q4 2005

	£m	%	£m	%
UK	1,123	45.9	918	44.3
Lombard	1,134	46.4	928	44.8
Friends Provident International	188	7.7	225	10.9
International	1,322	54.1	1,153	55.7

PVNBP equals new single premiums plus the expected present value of new regular premiums.

Premium values are calculated on a consistent basis with the EEV contribution to profits from n business. Start of period assumptions are used for the economic basis and end of period assumpt used for the operating basis. A risk free rate is used to discount expected premiums in future The impact of operating assumption changes across a whole reporting period will normally be ref the PVNBP figures for the final quarter of the period that the basis changes relate to. No chan in operating assumptions will be reflected in the PVNBP for the first and third quarters, when contribution to profits from new business is not published. All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate.

In classifying new business premiums the following basis of recognition is adopted:

- Single new business premiums consist of those contracts under which there is no expectation of continuing premiums being paid at regular intervals;
- Regular new business premiums consist of those contracts under which there is an expectation of continuing premiums being paid at regular intervals, including repeated or recurrent single premiums where the level of premiums is defined, or where a regular pattern in the receipt of premiums has been established;
- Non-contractual increments under existing group pensions schemes are classified as new business premiums;
- Transfers between products where open market options are available are included as new business; and
- Regular new business premiums are included on an annualised basis.

Analysis of APE

12 months to 31 December 2006 vs 12 months to 31 December 2005

UK Operations	APE 2006 £m	APE 2005 £m	% change %
Life			
Protection	72.0	65.8	9
Investment	69.3	67.8	2
	141.3	133.6	6
Pensions			
Individual Pensions	43.2	25.8	67
DWP Rebates	15.4	10.8	43
Group Pensions	428.5	282.5	52
Annuities	25.5	24.1	6
	512.6	343.2	49
UK Life and Pensions	653.9	476.8	37

International Operations			
Lombard	208.9	149.7	40
Friends Provident International	116.7	100.1	17
Total International Life and Pensions	325.6	249.8	30
Total Group Life and Pensions	979.5	726.6	35

3 months to 31 December 2006 vs 3 months to 31 December 2005

	Q4		
UK Operations	APE 2006 £m	APE 2005 £m	% change %
Life			
Protection	18.1	16	13
Investment	15.8	19.1	(17)
	33.9	35.1	(3)
Pensions			
Individual Pensions	14.1	6.9	104
DWP Rebates	1.9	6.4	(70)
Group Pensions	115.5	88	31
Annuities	6.8	4.6	48
	138.3	105.9	31
UK Life and Pensions	172.2	141	22
International Operations			
Lombard	113.4	92.8	22
Friends Provident International	25.6	32.3	(21)
Total International Life and Pensions	139	125.1	11
Total Group Life and Pensions	311.2	266.1	17

Annualised Premium Equivalent (APE) represents annualised new regular premiums plus 10% of single premiums.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report  

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Total Voting Rights
Released	16:26 31-Jan-07
Number	PRNUK-3101

Total voting rights

31 January 2007

In conformity with the Transparency Directive's transitional provision 6, we would like to notify the market of the following.

At close of business on 31 January 2007, the Company's issued share capital now consists of 2,139,145,543 ordinary shares of 10p each, of which 22,515,381 are treasury shares. Accordingly, the Company's capital now consists of 2,116,630,162 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Gordon Ellis

Group Secretary

Friends Provident plc

Tel. No. 01306 654 802

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Regulatory Announcement







Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	13:08 01-Feb-07
Number	PRNUK-0102

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

2. Reason for the notification — State Yes/No

An acquisition or disposal of voting rights — Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii): Capital Group International, Inc

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 29 January 2007

6. Date on which issuer notified: 30 January 2007

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights (ix)	% of voting rights

(viii)

		Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares	104,536,445 shares	104,536,445 shares	108,622,525		108,622,525 shares	5,1319%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
108,622,525 shares	5.1319%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Holdings by Capital Group International, Inc.:

Capital Guardian Trust Company (no. of shares: 1,600,034; percentage: 0.076%)

Capital International Limited (no. of shares: 88,316,612; percentage: 4.173%)

Capital International S. A (no. of shares: 8,449,352; percentage: 0.399%)

Capital International, Inc. (no. of shares:

	10,256,527; percentage: 0.485%)
14. Contact name:	R G Ellis Company Secretary
15. Contact telephone number:	01306 653087

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

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